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                          February 5, 2024

       Daniel P. McGahn
       Chief Executive Officer
       AMERICAN SUPERCONDUCTOR CORPORATION
       114 East Main St.
       Ayer, MA 01432

                                                        Re: AMERICAN
SUPERCONDUCTOR CORPORATION
                                                            Registration
Statement on Form S-3
                                                            Filed January 30,
2024
                                                            File No. 333-276766

       Dear Daniel P. McGahn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Peter N. Handrinos